# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Corebridge Financial, Inc., CIK 0001889539
CUSIP: 21871X109
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower, Houston, Texas (TX), 77019
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000005272

## Reporting persons
- American International Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 127,282,642; shared voting power 0; sole dispositive power 127,282,642; shared dispositive power 0; aggregate amount beneficially owned 127,282,642 (22.37% of the class)
  Comment: The percent of class is based on 568,870,117 shares of Corebridge Financial, Inc.'s (the "Issuer") common stock outstanding as of October 31, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 5, 2024.

## Item 1. Issuer
Name of issuer: Corebridge Financial, Inc.
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower Houston, Texas, 77019

## Item 2. Person Filing
Name of person filing: American International Group, Inc. ("AIG")
Address of principal business office or, if none, residence: 1271 Avenue of the Americas, New York, New York 10020
Citizenship: AIG is incorporated under the laws of the State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 127,282,642
Percent of class: 22.37%
Sole power to vote or to direct the vote: 127,282,642
Shared power to vote or to direct the vote: Not Applicable
Sole power to dispose or to direct the disposition: 127,282,642
Shared power to dispose or to direct the disposition: Not Applicable

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- American International Group, Inc.: /s/ Christina Banthin, Senior Vice President and Corporate Secretary (02/11/2025)